Filed Pursuant to Rule 424(b)(2)

File No. 333-159738

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to the S&P 500® Index due March 6, 2015	$4,068,000	$472.29

(1)

The total filing fee of $472.29 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 117 dated August 31, 2011 (To Product Supplement No. 1 dated April 23, 2010, Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company

Medium-Term Notes, Series K

Equity Linked Securities

Upside Participation To A Cap And Fixed Percentage Buffered Downside

Growth Securities

Notes Linked to the S&P 500® Index due March 6, 2015

■ Linked to the S&P 500® Index

■ 150% participation in the upside performance of the S&P 500 Index, subject to a capped value of 147% of the original offering price per note

■ Protection against a decline in the S&P 500 Index as long as the ending level has not declined by more than 10% from the starting level

■ 1-to-1 downside exposure to decreases in the level of the S&P 500 Index in excess of 10%

■ Term of approximately 3.5 years

■ No periodic interest payments

■ May receive less, and possibly 90% less, than the original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-7.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	2.25%	97.75%
Total	$4,068,000	$91,530	$3,976,470

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs and offering expenses. The agent discount and structuring and development costs total approximately $45.47 per $1,000 note. See “Plan of Distribution” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Growth Securities Notes Linked to the S&P 500® Index due March 6, 2015

Investment Description

The Notes Linked to the S&P 500® Index due March 6, 2015 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a leveraged return if the level of the S&P 500 Index (the “Index”) increases from its starting level to its ending level, provided that the amount received per note will not be more than the capped value of 147% of the original offering price per note, (ii) return of principal if, and only if, the ending level of the Index does not decline by more than 10% from the starting level and (iii) exposure to decreases in the level of the Index if and to the extent the ending level declines by more than 10% from the starting level, in each case subject to the credit risk of Wells Fargo. If the ending level declines by more than 10% from the starting level, you will receive less, and possibly 90% less, than the original offering price of your notes.

The Index is an equity index that is intended to provide an indication of the pattern of common stock price movement in the large capitalization segment of the United States equity market.

You should read this pricing supplement together with product supplement no. 1 dated April 23, 2010, the prospectus supplement dated April 23, 2010 and the prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supersedes information in the product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the product supplement.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

¡	Product Supplement No. 1 dated April 23, 2010 filed with the SEC on April 23, 2010:

http://www.sec.gov/Archives/edgar/data/72971/000119312510091794/d424b2.htm

¡	Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009 filed with the SEC on April 23, 2010:

http://www.sec.gov/Archives/edgar/data/72971/000119312510091748/d424b2.htm

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500®,” and “500®” are trademarks of Standard & Poor’s and have been licensed for use by us. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

PRS-2

Growth Securities Notes Linked to the S&P 500® Index due March 6, 2015

Investor Considerations

We have designed the notes for investors who:

¡

seek exposure to the upside performance of the Index and desire to enhance any increase in the Index, in each case subject to the capped value, and protect against a decline of up to 10% in the Index by:

☐	participating 150% in any increase in the ending level over the starting level, subject to the capped value of 147% of the original offering price per note; and

☐	protecting against any decline in the Index, as long as the ending level has not declined by more than 10% from the starting level;

¡	understand that if any decline in the ending level is more than 10% of the starting level, they will receive less, and possibly 90% less, than the original offering price of the notes;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the level of the Index to decrease more than 10% from its starting level;

¡	seek full exposure to the upside performance of the Index;

¡	seek full return of the original offering price of the notes at stated maturity;

¡	seek current income;

¡	are unwilling to accept the risk of exposure to the United States equity market;

¡	seek exposure to the Index but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Index generally, or to the exposure to the Index that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

PRS-3

Growth Securities Notes Linked to the S&P 500® Index due March 6, 2015

Terms of the Notes

Market Measure:	S&P 500 Index (the “Index”)

Pricing Date:	August 31, 2011

Issue Date:	September 8, 2011

The “redemption amount” per note will equal: • If the ending level is greater than the starting level: the lesser of: (i) the original offering price per note plus:

Redemption Amount:	[	original offering price per note x	[	ending level – starting level starting level	]	x participation rate	]	; and

(ii)    the capped value;

• If the ending level is less than or equal to the starting level, but greater than or equal to the threshold level: the original offering price per note; or

• If the ending level is less than the threshold level: the original offering price per note minus:

	[	original offering price per note x	threshold level – ending level starting level	]

If the ending level is less than the threshold level, you will receive less, and possibly 90% less, than the original offering price of your notes.

Stated Maturity Date:	March 6, 2015, subject to postponement if a market disruption event occurs or is continuing.

Starting Level:	1218.89, the closing level of the Index on the pricing date. The “closing level” of the Index on any trading day means the official closing level of the Index as reported by the index sponsor on such trading day.

Ending Level:	The “ending level” will be the closing level of the Index on the calculation day.

PRS-4

Growth Securities Notes Linked to the S&P 500® Index due March 6, 2015

Terms of the Notes (Continued)

Capped Value:	The “capped value” is 147% of the original offering price per note ($1,470 per $1,000 note). References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

Threshold Level:	1097.00, which is equal to 90% of the starting level.

Participation Rate:	150%

Calculation Day:	February 27, 2015 or, if such day is not a trading day, the next succeeding trading day. The calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Tax Consequences:

The United States federal income tax consequences of your investment in the notes are uncertain. The discussion below supplements the discussion under “United States Federal Income Tax Considerations” in the product supplement and is subject to the limitations and exceptions set forth therein.

The terms of the notes require you and Wells Fargo (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to characterize and treat a note as a pre-paid derivative contract with respect to the Index. If the notes are so characterized and treated (and such characterization and treatment is respected by the Internal Revenue Service (the “IRS”)) you should generally recognize capital gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the price you paid for them. Such gain or loss should generally be long-term capital gain or loss if you held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to characterize and treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes in the manner described under “United States Federal Income Tax Considerations—Alternative Treatments” on page PS-20 of the product supplement.

The IRS released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, if issued, holders of the

PRS-5

Growth Securities Notes Linked to the S&P 500® Index due March 6, 2015

Terms of the Notes (Continued)

notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended, should be applied to such instruments. You are urged to consult your tax advisor concerning the significance, and the potential impact, of the above considerations.

You are urged to read the more detailed discussion in “United States Federal Income Tax Considerations” on page PS-19 of the product supplement and to consult your own tax advisor.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 2.25% of the original offering price of the notes. Such securities dealers may include Wells Fargo Advisors, LLC (“WFA”), one of our affiliates. In addition to any sales concession paid to WFA, WFA will receive $1.15 of the structuring and development costs discussed on the cover page hereof for each $1,000 note it sells.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986REY3

PRS-6

Growth Securities Notes Linked to the S&P 500® Index due March 6, 2015

Risk Factors

If The Ending Level Is Less Than The Threshold Level, You Will Receive Less, And Possibly 90% Less, Than The Original Offering Price Of Your Notes.

If the ending level is less than the threshold level, the redemption amount that you receive at stated maturity will be reduced by an amount equal to the decline in the level of the Index in excess of the threshold level (expressed as a percentage of the starting level). The threshold level is 90% of the starting level. As a result, you may receive less, and possibly 90% less, than the original offering price per note even if the level of the Index is greater than or equal to the starting level or the threshold level at certain times during the term of the notes.

Your investment in the notes involves risks. The risks set forth below are discussed more fully in the product supplement.

•	Your Investment May Result In A Loss.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	Your Return Will Be Limited By A Capped Value And May Not Reflect The Return On A Direct Investment In The Market Measure.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned Securities Included In A Market Measure.

•	Historical Values Of A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect A Market Measure May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In A Market Measure.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Are Not Responsible For Its Public Disclosure Of Information.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

•	Significant Aspects Of The Tax Treatment Of The Notes Are Uncertain.

PRS-7

Growth Securities Notes Linked to the S&P 500® Index due March 6, 2015

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

Hypothetical Payout Profile

The following profile is based on a capped value of 147% or $1,470 per $1,000 note, a participation rate of 150% and a threshold level equal to 90% of the starting level. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level and the term of your investment.

PRS-8

Growth Securities Notes Linked to the S&P 500® Index due March 6, 2015

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), assuming hypothetical ending levels as indicated in the examples.

Example 1. Redemption amount is greater than the original offering price but less than the capped value:

Starting level: 1218.89

Hypothetical ending level: 1500.00

Since the hypothetical ending level is greater than the starting level, the redemption amount would equal:

$1,000 +	$1,000	x	1500.00 – 1218.89	x 150%	= $	1,345.94
1218.89

On the stated maturity date you would receive $1,345.94 per $1,000 note.

Example 2. Redemption amount is equal to the capped value:

Starting level: 1218.89

Hypothetical ending level: 1700.00

The redemption amount would be equal to the capped value since the capped value is less than:

$1,000 +	$1,000	x	1700.00 – 1218.89	x 150%	= $	1,592.07
1218.89

On the stated maturity date you would receive $1,470.00 per $1,000 note.

In addition to limiting your return on the notes, the capped value limits the positive effect of the participation rate. If the ending level is greater than the starting level, you will participate in the performance of the Index at a rate of 150% up to a certain point. However, the effect of the participation rate will be progressively reduced for ending levels that are greater than 131.34% of the starting level since your return on the notes for any ending level greater than 131.34% of the starting level will be limited to the capped value.

PRS-9

Growth Securities Notes Linked to the S&P 500® Index due March 6, 2015

Hypothetical Payments at Stated Maturity (Continued)

Example 3. Redemption amount is equal to the original offering price:

Starting level: 1218.89

Hypothetical ending level: 1200.00

Threshold level: 1097.00, which is 90% of the starting level.

Since the hypothetical ending level is less than the starting level, but not by more than 10%, you would not lose any of the original offering price of your notes.

On the stated maturity date you would receive $1,000 per $1,000 note.

Example 4. Redemption amount is less than the original offering price:

Starting level: 1218.89

Hypothetical ending level: 1000.00

Threshold level: 1097.00, which is 90% of the starting level.

Since the hypothetical ending level is less than the starting level by more than 10%, you would lose a portion of the original offering price of your notes and receive the redemption amount equal to:

$1,000 –	$1,000	x	1097.00 – 1000.00	= $	920.42
1218.89

On the stated maturity date you would receive $920.42 per $1,000 note.

To the extent that the ending level differs from the levels assumed above, the results indicated above would be different.

PRS-10

Growth Securities Notes Linked to the S&P 500® Index due March 6, 2015

Hypothetical Returns

The following table illustrates, for a range of hypothetical ending levels of the Index:

•	the hypothetical percentage change from the starting level to the hypothetical ending level;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical ending level	Hypothetical percentage change from the starting level to the hypothetical ending level	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
1828.34	50.00%	$1,470.00	47.00%	11.34%
1706.45	40.00%	$1,470.00	47.00%	11.34%
1600.89	31.34%	$1,470.00	47.00%	11.34%
1584.56	30.00%	$1,450.00	45.00%	10.92%
1462.67	20.00%	$1,300.00	30.00%	7.65%
1340.78	10.00%	$1,150.00	15.00%	4.04%
1279.83	5.00%	$1,075.00	7.50%	2.08%
1218.89(2)	0.00%	$1,000.00	0.00%	0.00%
1157.95	-5.00%	$1,000.00	0.00%	0.00%
1097.00	-10.00%	$1,000.00	0.00%	0.00%
1084.81	-11.00%	$ 990.00	-1.00%	-0.29%
1036.06	-15.00%	$ 950.00	-5.00%	-1.46%
853.22	-30.00%	$ 800.00	-20.00%	-6.29%
731.33	-40.00%	$ 700.00	-30.00%	-9.95%
609.45	-50.00%	$ 600.00	-40.00%	-14.10%
(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The starting level.

The above figures are for purposes of illustration only. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual ending level.

PRS-11

Growth Securities Notes Linked to the S&P 500® Index due March 6, 2015

The S&P 500 Index

The Index is an equity index that is intended to provide an indication of the pattern of common stock price movement in the large capitalization segment of the United States equity market. See “The S&P 500 Index” in Annex A to the product supplement for information about the S&P 500 Index. Wells Fargo & Company is one of the companies currently included in the S&P 500 Index.

We obtained the closing levels listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the S&P 500 Index at any time from Bloomberg under the symbol “SPX” or from the Standard & Poor’s website at www.standardandpoors.com. We make no representation or warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the Standard & Poor’s website is incorporated by reference into this pricing supplement.

The following graph sets forth daily closing levels of the S&P 500 Index in the period from January 1, 2001 to August 31, 2011. The closing level on August 31, 2011 was 1218.89.

PRS-12

Growth Securities Notes Linked to the S&P 500® Index due March 6, 2015

The S&P 500 Index (Continued)

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the S&P 500 Index for each quarter in the period from January 1, 2001 through June 30, 2011 and for the period from July 1, 2011 through August 31, 2011.

	High	Low	Period-End
2001
First Quarter	1373.73	1117.58	1160.33
Second Quarter	1312.84	1103.25	1224.42
Third Quarter	1236.71	965.80	1040.95
Fourth Quarter	1170.36	1038.55	1148.08
2002
First Quarter	1172.51	1080.17	1147.39
Second Quarter	1146.54	973.53	989.81
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1011.66	858.48	974.50
Third Quarter	1039.58	965.46	995.97
Fourth Quarter	1111.92	1018.22	1111.92
2004
First Quarter	1157.76	1091.33	1126.21
Second Quarter	1150.57	1084.10	1140.84
Third Quarter	1129.30	1063.23	1114.58
Fourth Quarter	1213.55	1094.81	1211.92
2005
First Quarter	1225.31	1163.75	1180.59
Second Quarter	1216.96	1137.50	1191.33
Third Quarter	1245.04	1194.44	1228.81
Fourth Quarter	1272.74	1176.84	1248.29
2006
First Quarter	1307.25	1254.78	1294.83
Second Quarter	1325.76	1223.69	1270.20
Third Quarter	1339.15	1234.49	1335.85
Fourth Quarter	1427.09	1331.32	1418.30
2007
First Quarter	1459.68	1374.12	1420.86
Second Quarter	1539.18	1424.55	1503.35
Third Quarter	1553.08	1406.70	1526.75
Fourth Quarter	1565.15	1407.22	1468.36
2008
First Quarter	1447.16	1273.37	1322.70
Second Quarter	1426.63	1278.38	1280.00
Third Quarter	1305.32	1106.39	1166.36
Fourth Quarter	1161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1071.66	879.13	1057.08
Fourth Quarter	1127.78	1025.21	1115.10
2010
First Quarter	1174.17	1056.74	1169.43
Second Quarter	1217.28	1030.71	1030.71
Third Quarter	1148.67	1022.58	1141.20
Fourth Quarter	1259.78	1137.03	1257.64
2011
First Quarter	1343.01	1256.88	1325.83
Second Quarter	1363.61	1265.42	1320.64
July 1, 2011 to August 31, 2011	1353.22	1119.46	1218.89

PRS-13